DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael Kagnoff Michael.kagnoff@us.dlapiper.com T 858.638.6722 F 858.638.5122

March 26, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Kristin Lochhead

Angela Connell

Dillon Hagius

Jeffrey Gabor

Re:	Akoya Biosciences, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 12, 2021 CIK No. 0001711933

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated March 22, 2021, to Brian McKelligon, President and Chief Executive Officer, Akoya Biosciences, Inc. (the “Company”) regarding the Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 12, 2021 (the “Amendment No. 1 to Draft Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 2 to Draft Registration Statement (the “Amended Draft Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 12, 2021

2021 Use of Proceeds, page 59

1.	We note your response to prior comment 8. Please disclose the approximate amount of net proceeds intended to be used for each purpose listed. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 59 of the Amended Registration Statement. The Company will further revise such disclosure in a pre-effective amendment to the Amended Registration Statement prior to commencing a roadshow to disclose the actual estimated amounts that correspond to each intended use if known by the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Comparison of the years ended December 31, 2020 and 2019 Revenue, page 75

March 26, 2021
Page Two

2.	Please revise to disclose how changes in price per instrument contributed to changes instrument revenue during 2020 compared to 2019. In that regard, we see that instrument revenue per new system placement increased from approximately $181 to $201.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 75-76 of the Amended Draft Registration Statement accordingly.

3.	We see that service revenue increased in total as well as a percentage of total revenue. Please revise to provide greater insight into the drivers of $1.5 million increase from instrument service, including whether it related primarily to extended service contracts, installation or training.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Amended Draft Registration Statement accordingly.

Costs of Goods Sold, Gross Profit and Gross Margin, page 76

4.	Regarding the decrease in cost of product revenue of $2.9 million, or 19%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, please revise to quantify the multiple factors that you attributed to the fluctuation.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Amended Draft Registration Statement accordingly.

Consolidated Financial Statements for the year ended December 31, 2020 Note 11. Stock compensation plan, Stock Options, page F-27

5.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

In response to the Staff’s comment, the Company will be submitting under separate cover a letter explaining how the Company determined the estimated fair value of its ordinary shares and the reasons for any differences between the recent valuation of the Company’s ordinary shares leading up to the Company’s initial public offering and the estimated offering prices. The Company respectfully requests, pursuant to 17 C.F.R. §200.83, that certain portions of that letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, due to the commercially sensitive nature of information contained in that letter.

We and the Company very much appreciate the Staff’s attention to the review of the Amended Draft Registration Statement. Please do not hesitate to contact Patrick O’Malley at (858) 677-1471 or myself at (858) 638-6722 if you have any questions regarding this letter or the Amended Draft Registration Statement.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Michael Kagnoff

Partner

cc: Via E-mail

Akoya Biosciences, Inc.:

Brian McKelligon

DLA Piper LLP (US):

Patrick O’Malley